[redacted]

15048969

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 2 2015
WASH., D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65827

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Paradigms, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Woodway Dr., Ste. 550
(No. and Street)

Houston (City) TX (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Goott (713) 622-9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper and Pearson Company, PC
(Name – *if individual, state last, first, middle name*)

1 Riverway, Suite 1900 (Address) Houston (City) TX (State) 77056 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/13

8/16/15

OATH OR AFFIRMATION

I, John Goott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Paradigms, Inc, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

n/a

JULIE BANDA
Notary Public
STATE OF TEXAS
My Comm. Exp. August 6, 2015

Signature

President and CEO
Title

Julie Banda
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. EXEMPT - SEE attached FORM SIPC-3
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL PARADIGMS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2014

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
Financial Paradigms, Inc.

We have audited the accompanying financial statements of Financial Paradigms, Inc. (the Company), which comprise the balance sheet as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Financial Paradigms, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The 2014 Computation of Net Capital Under Rule 15c3-1 of Securities Exchange Commission (SEC) and the 2014 Computation for Determination of Reserve Requirements and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the SEC have been subjected to audit procedures performed in conjunction with the audit of Financial Paradigms, Inc.'s financial statements. The supplemental information is the responsibility of Financial Paradigms, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 26, 2015

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

FINANCIAL PARADIGMS, INC.
BALANCE SHEET
DECEMBER 31, 2014

ASSETS	**2014**
Cash and cash equivalents	$ 40,465
Accounts receivable	6,066
TOTAL ASSETS	$ 46,531

STOCKHOLDER'S EQUITY	
Stockholder's Equity	
Common stock, $1 par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	$ 1,000
Additional paid-in capital	19,500
Retained earnings	26,031
TOTAL STOCKHOLDER'S EQUITY	$ 46,531

The accompanying notes are an integral part of the financial statements

FINANCIAL PARADIGMS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

	2014
Commission income and other income	$ 75,674
Management and administrative expenses	53,251
Net income	$ 22,423

The accompanying notes are an integral part of the financial statements.

FINANCIAL PARADIGMS, INC.
STATEMENT OF CHANGE IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2013	$ 1,000	$ 19,500	$ 23,608	$ 44,108
Distributions	$ -	$ -	$ (20,000)	$ (20,000)
Net Income	$ -	$ -	$ 22,423	$ 22,423
Balance, December 31, 2014	$ 1,000	$ 19,500	$ 26,031	$ 46,351

The accompanying notes are an integral part of the financial statements.

FINANCIAL PARADIGMS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

	2014
CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received for commissions	$ 75,088
Cash paid for management and administrative expenses	(53,251)
Net cash provided by operating activities	21,837
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(20,000)
Net cash used by financing activities	(20,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,837
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	38,628
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 40,465
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net income	$ 22,423
Increase in accounts receivable	(586)
Net cash provided by operating activities	$ 21,837

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Paradigms, Inc. (an S corporation) ("the Company") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business - The Company is located in Houston, Texas and is a limited business broker-dealer that transacts in variable life and annuities only. Consequently, the Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under section (K)(1). The Company is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA). Its principal market is the general public in the Southeastern region of Texas.

Statement Presentation - An unclassified balance sheet is presented in accordance with industry standards.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition - Commissions are recognized when earned and receivables are recorded at that time. Revenues are primarily generated from commissions on sales of variable insurance products.

Income Taxes - The Company has elected to be taxed as a Subchapter S Corporation, and therefore no provision has been made for federal income tax, since these taxes are the responsibility of the shareholder. The Company is subject to the Texas Margin Tax which is a state income tax. The Company did not owe any Texas Margin Tax at December 31, 2014.

The Company believes that all tax positions will more likely than not be sustained upon examination. As of December 31, 2014, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2011 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statements of income.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated subsequent events through February 26 2015, the date the financial statements were available to be issued. No subsequent events occurred, which require adjustment or disclosure to the financial statements at December 31, 2014.

NOTE B MANAGEMENT AGREEMENT

The Company has entered into a management agreement with Investec Asset Management Group, Inc. (IAMG), a company related through common ownership, whereby IAMG will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Company.

IAMG receives a reimbursement from the Company for its allocable share of personnel costs, rent, and general and administrative overhead costs. Expenses under this agreement during the year ended December 31, 2014 were $10,728. In addition, the Company pays IAMG a commission on the insurance portion of variable life and annuities sold. Total commissions paid for the year ended December 31, 2014 were $29,780.

NOTE C NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2014 or in the procedures followed in making the required periodic computations. At December 31 2014, the Company had net capital of $40,465 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2014. The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Company at this time of no greater than 15 to 1.

NOTE D CREDIT RISK

The Company is engaged in various trading and brokerage activities in which the counter parties primarily include insurance companies. In the event a counter party does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review the credit standings of each counter party.

FINANCIAL PARADIGMS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2014

NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 46,531
Total capital and allowable subordinated liabilities	46,531
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	6,066
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	40,465
Haircuts on securities	-
Net capital	$ 40,465
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6.67% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 35,465
Ratio: Aggregate indebtedness to net capital	0 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2014, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17a-5.

See report of independent registered public accounting firm.

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(1), in which the Company engages in limited business (variable life and annuities only).

See report of independent registered public accounting firm.

Financial Paradigms, Inc. Exemption Report

Financial Paradigms, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (1)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.[1]

Financial Paradigms, Inc.

I, John Goott, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

President

February 20,2015

[1] Where a broker-dealer's 2014 or 2015 fiscal year begins prior to June 1, 2014, the broker-dealer's Exemption Report may cover the portion of its fiscal year beginning on or after June 1, 2014. However, the broker-dealer may elect to have its Exemption Report cover the entire fiscal year.

SIPC-3 2014

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Forwarding and Address Correction Requested

Check appropriate boxes.

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:

☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] President 01/09/2014
Authorized Signature/Title Date

8-065827 FINRA DEC 6/2/2003
FINANCIAL PARADIGMS INC
4900 WOODWAY STE 550
HOUSTON, TX 77056

Securities Investor Protection Corporation
805 15th Street NW, Suite 800
Washington, DC 20005-2215

Form SIPC-3 FY 2014

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2014** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
Financial Paradigms, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Financial Paradigms, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Financial Paradigms, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3 (k)(1) (the exemption provisions), and (2) Financial Paradigms, Inc. stated that Financial Paradigms, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Financial Paradigms, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Paradigms, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harper & Pearson Company, P.C.

Houston, Texas
February 26, 2015

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com